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October 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:	Claire DeLabar, Staff Attorney
Robert Littlepage, Staff Attorney Matthew Crispino, Staff Attorney Jan Woo, Staff Attorney

Re:	Grafiti Holding Inc. Registration Statement on Form S-1 Filed September 27, 2024 File No. 333-282359

Dear Mses. DeLabar and Woo and Messrs. Pattan and Crispino:

On behalf of Grafiti Holding Inc. (the “Company”), we are submitting via EDGAR for review by the staff of the Securities and Exchange Commission (the “Staff”) this response letter and the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 initially filed via EDGAR on September 27, 2024 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Company’s acknowledgement and response to the comments received from the Staff contained in the Staff’s letter dated October 24, 2024 (the “Comment Letter”). For your convenience, the Company is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes form the Registration Statement that was filed on September 27, 2024.

The Staff’s comments in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Registration Statement on Form S-1

Plan of Distribution, page 76

1.	Please disclose whether your common stock has a history of trading in private transactions. If so, disclose the extent of the coordination between your Advisor and Nasdaq about the sales prices in recent private transactions, including high and low sales prices. To the extent material, add a risk factor to address the risk that the opening trading price may not be related to historical sales prices.

Response: The Company’s common shares have no history of trading in private transactions. The Company has updated its disclosure accordingly, as requested. Please see the additional disclosure on page 77.

Mses. DeLabar and Woo and Messrs. Pattan and Crispino

Securities and Exchange Commission

October 31, 2024

2.	Please disclose the process of the price validation test, including the methodology and process that Maxim will use to select price bands for purposes of applying the price validation test.

Response: The Company has disclosed in Amendment No. 1 the process of the price validation test, including the methodology and process that Maxim will use to select price bands for purposes of applying the price validation test, as requested. Please see the additional disclosure on page 77.

3.	We note that Maxim Group will serve as the company’s financial advisor in connection with the direct offering on Nasdaq. Please tell us whether Maxim is considered independent under Nasdaq’s listing standards for direct listings. Please tell us whether Maxim provided any investing banking services to the company within the 12 months preceding the valuation or has engaged in investment banking services to the company in connection with the proposed listing, any related financings or other related transactions.

Response: The Company acknowledges the Staff’s comment and respectfully advises that Maxim is considered independent under Nasdaq’s listing standards for direct listings. Neither Maxim nor any affiliated entity has provided any investment banking services to the Company within the past 12 months or has engaged in investment banking services to the Company in connection with the proposed listing, any related financings or other related transactions.

Signatures, page II-6

4.	We note that Nadir Ali has signed the registration statement on behalf of the registrant. Please revise the Signatures section to also include Mr. Ali's signature in his capacity as the registrant’s chief executive officer and director. Refer to the Instructions to Signatures in Form S-1.

Response: The Company acknowledges the Staff’s comment and has revised the Signatures section to also include Mr. Ali’s signature in his capacity as the registrant’s chief executive officer and director. Please see the revised Signatures section on page II-6.

*     *     *

We hope that the foregoing has been helpful to the Staff’s understanding of the Company’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 964-7763.

Very Truly Yours

By:	/s/ Kevin Friedmann
Kevin Friedmann

cc:	Nadir Ali (Grafiti Holding Inc.)
Melanie Figueroa (Grafiti Holding Inc.)
Siyuan An (Norton Rose Fulbright US LLP)